January 22, 2025

Dominique Kwong
Interim Chief Executive Officer and Director
Damon Inc.
704 Alexander Street
Vancouver, British Columbia V6A 1E3

       Re: Damon Inc.
           Registration Statement on Form S-1
           Filed January 16, 2025
           File No. 333-284324
Dear Dominique Kwong:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. Please provide us with your analysis regarding your eligibility to register the resale of the common stock that may be issued pursuant to the Share Purchase Agreement with Streeterville Capital LLC. In your analysis, please consider the guidance set forth in Securities Act Sections Compliance and Disclosure
       Interpretations Questions 134.01 and 139.11.
 January 22, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Kevin Friedmann